# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T1 Energy Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1211 E 4TH ST., AUSTIN, Texas (TX), 78702
Date of event which requires filing of this statement: 11/11/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001541901
Persons authorized to receive notices and communications: Todd J. Kantor, Encompass Capital Advisors LLC, 200 Park Avenue, 16th Floor, New York, New York (NY), 10166, 646-351-8450

## Reporting persons
- Encompass Capital Advisors LLC (CIK 0001541901): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 73,791,697; sole dispositive power 0; shared dispositive power 73,791,697; aggregate amount beneficially owned 73,791,697 (19.99% of the class)
  Comment: Includes (a) 34,968,169 shares of the Issuer's common stock, par value $0.01 per share ("Common Stock"), and (b) 9,411,764 shares of Common Stock issuable upon conversion of the Issuer's Series B Convertible Non-Voting Preferred Stock (the "Series B Preferred Stock") and 29,411,764 shares of Common Stock issuable upon conversion of the Issuer's Series B-1 Convertible Non-Voting Preferred Stock (the "Series B-1 Preferred Stock", together with the Series B Preferred Stock, the "Preferred Stock"), which are subject to a beneficial ownership limitation of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Preferred Stock (the "19.99% Blocker").
  
  Conversion of the Preferred Stock is subject to the 19.99% Blocker and the percentage set forth in row (13) gives effect to the 19.99% Blocker.
- Encompass Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 60,857,336; sole dispositive power 0; shared dispositive power 60,857,336; aggregate amount beneficially owned 60,857,336 (19.99% of the class)
  Comment: Includes (a) 27,544,025 shares of Common Stock, and (b) 8,007,476 shares of Common Stock issuable upon conversion of the Series B Preferred Stock and 25,305,835 shares of Common Stock issuable upon conversion the Series B-1 Preferred Stock, which are subject to the 19.99% Blocker.
  
  Conversion of the Preferred Stock is subject to the 19.99% Blocker and the percentage set forth in row (13) gives effect to the 19.99% Blocker.
- Kantor Todd J. (CIK 0002021082): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 73,791,697; sole dispositive power 0; shared dispositive power 73,791,697; aggregate amount beneficially owned 73,791,697 (19.99% of the class)
  Comment: Includes (a) 34,968,169 shares of Common Stock, and (b) 9,411,764 shares of Common Stock issuable upon conversion of the Series B Preferred Stock and 29,411,764 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock, which are subject to the 19.99% Blocker. Mr. Kantor is the managing member of each of Encompass Capital Advisors LLC and Encompass Capital Partners LLC. Mr. Kantor disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.
  
  Conversion of the Preferred Stock is subject to the 19.99% Blocker and the percentage set forth in row (13) gives effect to the 19.99% Blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: T1 Energy Inc.
Address of issuer's principal executive offices: 1211 E 4TH ST., AUSTIN, Texas (TX), 78702
Comment: The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 300,601,542 shares of Common Stock outstanding, which is the total number of Shares outstanding as of November 9, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2026.

The ownership of each Reporting Person in this Item 5 includes the Shares issuable upon the conversion of Preferred Stock that are convertible within 60 days. The ownership percentage of each Reporting Person in this Item 5 reflects the application of the 19.99% Blocker. The warrants held by the Reporting Persons expired by their terms on July 9, 2026 without being exercised.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. However, each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

A. ECA
Amount beneficially owned: 73,791,697 Shares
Percentage: Approximately 19.99%

B. ECP
Amount beneficially owned: 60,857,336 Shares
Percentage: Approximately 19.99%

C. Mr. Kantor
Amount beneficially owned: 73,791,697 Shares
Percentage: Approximately 19.99%

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 11, 2026, ECA entered into a commitment letter with the Issuer under which funds and accounts managed by ECA committed to purchase up to $15.0 million of the Issuer's Common Stock, with the amount, if any, determined solely by the Issuer. The purchase price per share will be the lower of the official closing price of the Issuer's Common Stock immediately before execution of the stock purchase agreement and the average official closing price for the five preceding trading days. The commitment is subject to definitive documentation and customary closing conditions and expires on November 16, 2026.

## Signatures
- Encompass Capital Advisors LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (11/13/2026)
- Encompass Capital Partners LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (11/13/2026)
- Kantor Todd J.: /s/ Todd J. Kantor, Todd J. Kantor (11/13/2026)